

Mail Stop 3561

January 8, 2010

Mr. David Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
8885 Rehco Road
San Diego, California 92121

> **Re:** **Bio-Matrix Scientific Group, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed January 5, 2010**
> **File No. 000-32201**

Dear Mr. Koos:

We have reviewed your filing and response letter filed January 5, 2010 and have the following comments. We think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Item 4.01 8-K Filed January 5, 2010

1. Please clearly state the date that Seale and Beers was dismissed and revise the period during which there were no disagreements with the firm. This period should include the two most recent years and any subsequent interim period through the date of dismissal. Refer to paragraphs (a)(1)(i) and (a)(1)(iv) of Item 304 of Regulation S-K.

2. Please note that you are also required to file a letter from your former accountant stating whether or not the firm agrees or disagrees with the disclosures made in any amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

Ta Tanisha Meadows
Staff Accountant